DLA Piper LLP (US) 500 Eighth Street, NW Washington, DC 20004 www.dlapiper.com Sanjay M. Shirodkar Sanjay.Shirodkar@dlapiper.com T 202.799.4184 F 202.799.5020

June 30, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, NE

Washington, DC 20549

Attn: Christina Chalk, Senior Special Counsel

Re:	UpHealth, Inc.

DEFA14A filed June 27, 2022

SEC File No. 1-38924

Dear Ms. Chalk:

On behalf of our client, UpHealth, Inc. (“UpHealth”), DLA Piper LLP (US) (“we”) respectfully responds to the comments provided by the Commission’s Staff (the “Staff”) by your letter of June 28, 2022 (the “Comment Letter”) regarding the above-referenced filing.

We supplementally advise the Staff that the Chancery Court of the State of Delaware (the “Court”) (a) on June 27, 2022 signed an order that enjoined UpHealth from convening its 2022 Annual Meeting of Stockholders (the “Annual Meeting”), and postponed the Annual Meeting pending further proceedings in the Court, and (b) entered a scheduling order on June 28, 2022 setting the matter for trial from October 24 to October 28, 2022. It is currently not known when the Annual Meeting will occur or what will be the quorum requirement. However, in the event that the Annual Meeting takes place following an October 2022 trial, UpHealth expects that it will not use any proxies previously solicited for the Annual Meeting as originally scheduled for June 28, 2022, and will instead resolicit proxies from the holders of shares using a new record date, and will supplement or amend its proxy statement accordingly.

UpHealth has filed a Current Report on Form 8-K that also constitutes soliciting material pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended, with Item 8.01 disclosure to address the additional disclosure requested by the Staff in the Comment Letter.

UpHealth and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

June 30, 2022

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If you have any questions or comments on this letter, please contact me at (202) 799-4184 or sanjay.shirodkar@us.dlapiper.com. Thank you for your time and consideration.

/s/ Sanjay M. Shirodkar

     Sanjay M. Shirodkar

cc: Ranjani Ramakrishna, Esq.

     Jeffrey C. Selman, Esq.

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